

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

January 22, 2010

Mr. Thomas J. Lynch
Chairman and Chief Executive Officer
Frederick's of Hollywood Group Inc.
1115 Broadway
New York, NY 10010

      Re: Frederick's of Hollywood Group Inc.
              Form 10-K for Fiscal Year Ended July 25, 2009
              Filed October 23, 2009
              File No. 001-05893

Dear Mr. Lynch:

      We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

              Sincerely,

              John Reynolds
              Assistant Director